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                             August 9, 2023

       Robert DeLucia
       Chief Financial Officer
       SharpLink Gaming Ltd.
       333 Washington Avenue North, Suite 104
       Minneapolis, Minnesota 55401

                                                        Re: SharpLink Gaming
Ltd.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response filed July
28, 2023
                                                            File No. 000-28950

       Dear Robert DeLucia:

              We have reviewed your July 28, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 24, 2023 letter.

       Amended Form 10-K for the Fiscal Year Ended December 31, 2022

       General

   1. We note your response to comment 1, however, the fact that the registrant was a foreign private issuer (FPI)
during 2022 has no impact on the form requirements of registration statements on Form S-1
and Form S-4 filed during 2023 after the registrant   s loss of FPI
                                                        status. These form
requirements include the filing of financial information required by
                                                        Rule 8-04 and Article
11 of Regulation S-X, which would include financial statements of
                                                        SportsHub for the
latest required interim period that preceded the acquisition and the corresponding period of
the prior year. The previously filed interim financial statements for the period ended
June 30, 2022 and 2021 would not meet the requirements.
 Robert DeLucia
SharpLink Gaming Ltd.
August 9, 2023
Page 2
2. We note your response to comment 2. To help us better understand the transaction please tell us:
             The percentage of Sharplink Gaming Ltd. voting stock owned by former SportsHub shareholders. This percentage should include the 8,893,803 ordinary shares of
              SharpLink distributed prior to the merger.
             Besides VP of Fantasy Sports, tell us if former managers of SportsHub hold any other positions in the Company.
             Tell us if any of the current board members were associated with SportsHub prior to the acquisition.


        You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert
Littlepage, Accounting Branch Chief at 202-551-3361 if you have any questions.



FirstName LastNameRobert DeLucia                            Sincerely,
Comapany NameSharpLink Gaming Ltd.
                                                            Division of
Corporation Finance
August 9, 2023 Page 2                                       Office of
Technology
FirstName LastName